Exhibit 99.1

AMENDED AND RESTATED CLAIMS RECOVERY AND ASSIGNMENT AGREEMENT

THIS AMENDED AND RESTATED CLAIMS RECOVERY AND ASSIGNMENT AGREEMENT (the “Agreement”) is entered into by and between Cano Health, LLC, a Florida limited liability company, on behalf of itself and its designated subsidiaries and controlled network affiliates under risk-sharing contracts with capitated health plans including Medicare Advantage Plans that have contracted with the Centers for Medicare and Medicaid Services (“CMS”) to provide healthcare services, with its principal business address at 9725 NW 117th Avenue, Suite 200, Miami, Florida 33178 (“Assignor”), Series 17-03-569, a designated series of MSP Recovery Claims, Series LLC, a Delaware series limited liability company, together with its affiliates, successors, and permitted assigns, with its principal business address at 2701 S. Le Jeune Road, Tenth Floor, Coral Gables, Florida 33134 (“Assignee”), and MSP Recovery, LLC, a Florida limited liability company (“MSP Recovery”), and is effective as of December 31, 2021 (the “Effective Date”) and amends and restates that certain Claims Recovery and Assignment Agreement entered into on January 19, 2021 by and between Assignor and Assignee (the “Initial Agreement”). For purposes of this Agreement, MSP Recovery also means any surviving entity resulting from the business combination of MSP Recovery and Lionheart Acquisition Corporation II (the “BCA”). Assignor, Assignee, and MSP Recovery are to be collectively referred to herein as the “Parties.”

A. The Parties seek to amend and restate the Initial Agreement to assign additional Claims and to restate the consideration. This Amendment and Restatement is not a novation and does not affect the validity of the assignment of the Assigned Claims, as defined in the Initial Agreement, for the period encompassing dates of service from October 17, 2016, and continuing up to, including and through, March 31, 2020, assigned to Assignee on January 19, 2021, which is irrevocable and absolute.

B. Assignor, and its designated subsidiaries and controlled network affiliates, is duly authorized by state or federal law, to provide, or arrange for the provision of medical and health care services or supplies including medications, treatment, or other procedures (“Health Care Services”) to persons who have selected Assignor as their primary care physician (“Members”) through risk-sharing capitated health plans including Medicaid, commercial, Affordable Care Act and Medicare Advantage managed care plans; each of which have provider participation agreements with Assignor (“Assignor Health Plan(s)”).

C. In connection with the provision of Health Care Services to its Members, and its payment, obligation, or liability therefor, either directly or indirectly as Assignor has:

(i)

certain legal and equitable rights to seek (a) reimbursement and recovery for payments made or incurred or for which it is, or may be, financially responsible, of whatever nature, or (b) damages in connection with Assignor’s payment, liability, rights to collect or other obligation when either (a) or (b) arises from the provision of Health Care Services to its Members and the applicable Medicare Advantage Plan is not the primary payer under Medicare Secondary Payer rules, and

(ii)

other rights and benefits arising from or related to the rights set forth in clause (i), including the right to all receivables, proceeds, and products thereof to the extent permitted by law. Assignor’s reimbursement, rights to collect directly or indirectly and recovery rights include all rights arising under any legal or equitable theories under state and federal law, including but not limited to, contract, tort, common law, other statutory rights, administrative remedies, or otherwise that provide for (a) the reimbursement by third parties for payments of any kind when Medicare, Medicaid or the applicable Medicare Advantage Plan is not the primary payer under Medicare Secondary Payer rules, including but not limited to conditional payments or any other payments made by Assignor, (b) reimbursement or recovery based on rate differentials, (c) liens, potential liens, lien rights, and subrogation recovery rights in favor of Assignor with respect to its Members, (d) any cost-sharing reductions or reimbursements, or (e) any receivable or reimbursement rights associated with Assignor’s claims payments. Assignor’s reimbursement and recovery rights under (a) through (e) are limited to any and all causes of action, claims, and demands of any nature whatsoever relating to payments or reimbursements for Health Care Services provided to Assignor’s Members that establish the right to payments for the services rendered directly or indirectly (including, but not limited, to subrogation) from a Responsible Party (defined below) and to pursue and/or recover monies from such Responsible Party related to claims payments, and rights to initiate and pursue litigation, including mass tort actions, class actions, and multi-district litigation, or any other method of recovery as determined by Assignee against such Responsible Party. All of the rights described herein are referred to collectively as the “Claims”.

(iii)

Notwithstanding the foregoing in clauses (i) and (ii) and for the avoidance of doubt, the definition of Claims shall be limited to claims for reimbursement for Health Care Services provided to Members under any theory of recovery from a Responsible Party (defined in subsection (iv) below) when: (a) the Member or Assignor Health Plan is not the primary payer under Medicare Secondary Payer rules and a Responsible Party is legally liable for the items and/or services that had to be incurred or otherwise caused injury in fact excluding claims when a Member, or Assignor Health Plan, is the primary payer and no other party may be held liable for any payment(s) made or otherwise incurred; (b) Assignor has either made payment on, or has assumed full risk, obligation, and responsibility for the payment of, the Health Care Services for and on behalf of the Member and has not received full reimbursement for said Health Care Services from any source; and, (c) the claim does not arise from a contractual, legal or equitable claim that Assignor has against an Assignor contracted health plan or payer.

(iv)

“Responsible Party” shall mean a third-party with no direct legal or contractual relationship to Assignor including without limitation an insurance carrier, employer, or other person or entity which may be liable to reimburse under applicable law, and shall expressly exclude any Member, Assignor Health Plan, or federal health care program (e.g. Medicare, Medicaid).

(v)

The Parties acknowledge and agree that, to the extent the definition of Claims in this Agreement conflict with the definition of Claims applicable to the Claims assigned to Assignee in the Initial Agreement, the definition of Claims in the Initial Agreement will control as to the Claims assigned to Assignee in the Initial Agreement and the definition of Claims in this Agreement will control as to all other Claims.

D. Assignee, through its affiliates and service providers, including MSP Recovery, has expertise in (i) analyzing claims data and electronic medical records (“EMR”) which may identify recoverable Claims arising from and relating to claims data (including primary payers related thereto) and (ii) pursuing the recovery of Claims identified.

E. Assignor wishes to assign to Assignee all right, title, interest in, and ownership of additional Claims and causes of action as set forth herein to enable Assignee to identify and pursue the Claims.

NOW THEREFORE, in consideration of the mutual covenants set forth herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree that the preamble to this Agreement is hereby incorporated into this Agreement and made an integral part of this Agreement by reference, and the Initial Agreement shall be Amended and Restated as follows:

ARTICLE I

Assignment

1.1.	Assignment of Claims.

1.1.1.

Past Claims. Assignor irrevocably assigns, transfers, conveys, sets over and delivers to Assignee, and any of its successors and permitted assigns, any and all of Assignor’s right, title, ownership, and interest in and to all Claims and rights arising from and related to the claims data transferred to Assignee (or its designated affiliates or service providers, including MSP Recovery) arising from Assignor’s direct and controlled network affiliate operations during the period encompassing dates of services from October 17, 2016 and continuing up to, including and through December 31, 2021, to the extent not otherwise already assigned by the Initial Agreement (the “Past Claims”), these Past Claims encompassing Assigned Claims or “Assigned Past Claims”. This Assignment is irrevocable and absolute and is broad with respect to recovery efforts and is not limited to any particular recovery strategy regarding reimbursement or recovery efforts other than as set forth herein.

1.1.2.

Future Claims. Assignor shall irrevocably assign, transfer, convey, set over, and deliver to Assignee, and any of its successors and permitted assigns, all Claims arising from Assignor’s direct and controlled network affiliate operations during calendar year 2022 (the “Future Claims”). The Parties agree that a transfer of claims, once completed, will constitute an assignment, the Future Claims encompassing Assigned Claims or “Assigned Future Claims”.

1.1.3.

Acquired Claims. Subject to a separate agreement or agreements to be negotiated, Acquired Claims are those Claims acquired as part of the acquisition(s) of businesses acquired by Assignor during calendar year 2022 (the “Acquired Claims”). Assignor will use commercially reasonable efforts to notify MSP Recovery of acquisitions prior to the closing of the acquisitions, and will provide Assignee with the right to review, before any other claims recovery service provider, claims data held by entities that Assignor plans to acquire in order to enable Assignee to determine the payment amount for retrospective Acquired Claims as of the closing of the acquisition. Assignor may elect not to assign, and/or Assignee may elect not to acquire, the “Acquired Claims, each in their discretion, by notifying the other party in writing of its election not to enter into such assignment.

1.1.4.

As part of this Agreement and upon written request and to the extent permitted by law, Assignor will promptly provide Assignee (or its designated agents, including MSP Recovery) with access to all documents, records, and information as reasonably required and necessary for Assignee to identify and pursue the Assigned Claims, including to establish legal standing or assist in future litigation, which will include, but not be limited to, all agreements and contracts between Assignor and CMS, any agreements between Assignor and its network providers, any Evidence of Coverage (“EOC”) or contracts with members/enrollees, documentation of Health Care Services rendered and any payments made for Health Care Services, and any documentation reasonably necessary to establish liability of a Responsible Party, for the purpose of pursuing the Assigned Claims, including related medical records (the “Claims Documents”) as subject to the Business Associate Agreement between Assignor and MSP Recovery.

1.2.	Continuing Assignment.

Assignor’s transfer of any Claims data to Assignee in accordance with Section 2.1, constitutes Assignor’s affirmative election to assign, and to continue to assign, to Assignee all causes of action and Claims reimbursement and recovery rights arising from said transferred Claims data, shall constitute the grant, assignment, and conveyance of all right, title, and interest in and to the Claims identified or arising from the Assignor’s transferred data, and shall constitute Assigned Claims.

ARTICLE II

Further Obligations of the Parties

2.1	Delivery of Claims Data.

2.1.1

To allow Assignee to conduct its analysis and identification to pursue recovery of the Assigned Claims, Assignor will provide MSP Recovery with access to historical claims data in its possession, including EMR, as well as the most updated claims data for the Assigned Claims that Assignor’s current systems can provide as soon as reasonably practical after the Effective Date (the “Initial Data Transfer”). Following the Initial Data Transfer, Assignor will provide (a) ongoing data transfers of any updated claims data for the Assigned Claims at intervals of no less than 90 days, and (b) within 10 (ten) days following the end of each month, data transfers of all claims data for the Future Assigned Claims (e.g., January 2022 claims data within the first ten days of February 2022). The transfer and delivery of Assignor’s Assigned Claims data must be in compliance with HIPAA and will be via a secure file transfer protocol site in accordance with Assignor’s data security policies and requirements. The Assigned Claims data will be analyzed using MSP Recovery’s proprietary technology platform to identify Claims that should be paid by a Responsible Party as defined herein. In addition, Assignor will use best efforts together with MSP Recovery, subject to applicable law, rule, and regulation and subject to any necessary patient consents as required by law or regulation, to load Members to LifeWallet, or its equivalent; provided Assignee shall indemnify and hold Assignor harmless from all reasonably necessary costs and expense incurred and provided that such efforts do not result in Assignor incurring any legal or regulatory exposure, or subject Assignor to breach any contractual, legal, or confidentiality obligations. Assignor will provide their Members with access to LifeWallet or its equivalent.

2.2	Assignee Efforts.

2.2.1

Upon receipt of Assignor’s Claims data, Assignee will review and analyze the data in order to identify which Assigned Claims may be pursued for reimbursement. All Claims identified by Assignee from Claims data transferred by Assignor will be deemed to be an Assigned Claim. As part of its recovery efforts, Assignee, in its sole discretion, will determine the available primary insurance coverage and/or other responsible parties for secured[1] and unsecured[2] claims and pursue those claims, provided they meet the definition of a Claim as provided herein, that Assignee, in its sole discretion, deems advisable against the appropriate Responsible Party. For the avoidance of doubt, Assigned Claims under this Article II shall be as set forth and limited in Sections A-E above.

[1]

A secured claim is one in which a payment is required pursuant to an insurance agreement whereby either the terms of the policy and/or by statutory requirement, the insurer is required to pay for medical services before any other available sources of payment.

[2]	An unsecured claim is one whereby there is either no contractual obligation to be a Primary Payer or where the Primary Payer has paid the limits of its contractual obligation.

2.2.2

Assignee may initiate and pursue the recovery of the Assigned Claims in its sole discretion and will pursue the recovery and reimbursement of the Assigned Claims in its own name or in the name of an affiliated entity or assignee. Assignee shall provide Assignor with an initial schedule of identified Claims within not less than thirty (30) days from the date that Assignee shall receive access to the Claims Documents and a monthly detailed report thereafter of all Claims it has identified to pursue and the status of all such cases, claims or actions and, notwithstanding the foregoing or anything to the contrary in this Agreement, Assignee covenants and agrees to not pursue any Member, or Assignor Health Plan under contract with Assignor or any Assignor affiliate or subsidiary without the prior express written consent of Assignor. This provision shall not affect recovery or other reimbursement, including asserting lien rights, from any settlement with a Medicare or Medicaid beneficiary for items or services that are settled with any settling party. The intent of the Parties is to prohibit and otherwise restrict lawsuits directly against Medicare or Medicaid beneficiaries for any amounts that these beneficiaries have not otherwise recovered from a settlement.

2.2.3

Assignee may, in its discretion, contract with law firms and attorneys, experts, investigators, and/or claims specialists to assist it in pursuing recoveries. Assignee makes no express or implied promises regarding the existence or amounts of potential recoveries related to the Assigned Prospective Claims, given that the results of its analysis are case-specific, and Assignor acknowledges that no guarantees or promises have been made regarding the amount or results of potential recoveries with respect to the Assigned Claims.

2.2.4

Assignee does not perform or provide any of the following services to Medicare-eligible individuals under the Medicare Advantage program or Medicare Part D: enrollee/member-facing functions; healthcare services; administrative services; the processing of claims for Health Care Services; connecting potential beneficiaries to health plans; providing customer service to beneficiaries, enrollees, or members; sales or marketing services; utilization management; member application, enrollment, or membership functions; claims administration, processing, or coverage functions; credentialing; or provider network management. Assignee has no medical decision-making authority, does not interact with enrollees in providing the Services, and Assignee’s services do not negatively impact enrollees or health plan members. Accordingly, Assignee is neither a first tier nor downstream entity and/or provider.

2.2.5

Ownership of the Claims Documents. Assigned Claims under this Article II shall include access to all Claims data and Claims Documents, provided such access does not disrupt Assignor’s ordinary course treatment, payment, and operations and that are reasonably necessary for Assignee to pursue the Claims. However, for legal and regulatory compliance purposes Assignor shall retain a non-revocable perpetual license to retain all of the original Claims Documents in its systems and to maintain, produce, or use the Claims Documents as necessary for any reason or purpose including, without limitations, treatment, payment, operations, research, and publications, and to comply with its state and federal legal and regulatory requirements. To the extent that Claims Documents are required to recover on the Assigned Claims, then such documents must be provided, absent a violation of law.

2.2.6

Medicare Rules and Medicare Secondary Payer Compliance. Assignee shall comply and shall ensure compliance with all Medicare Rules and Medicare Secondary Payer laws, rules and regulations and shall take no action that would or could cause Assignor to be in non-compliance with such laws, rules, and regulations. Assignee will defend and indemnify Assignor against any and all claims, demands, damages, losses, liabilities, penalties, investigations or adverse consequences arising from any third-party claims of non-compliance.

ARTICLE III

Compensation and Expenses

3.1	Assigned Past Claims. Assignee shall pay Assignor with respect to Assigned Past Claims the amount of $10,000,000 (ten million dollars) plus 2.5% of Net Proceeds, as defined below, as follows:

(a)	$10,000,000 (Ten Million Dollars) payable as follows:

(i)

Subject to the receipt by MSP Recovery (or MSPR[3], as applicable) of all necessary approvals for issuance, 1,000,000 shares of the Class A Common Stock of MSPR at a unit price of $10.00 per share, contingent upon the completion of the BCA (the “MSPR Shares”). Assuming receipt of such approvals, the MSPR Shares will be issued promptly following the closing of the BCA and Assignor will agree and be subject to a lock-up for the MSPR Shares issued for a period of twelve (12) months from the date of issuance of the MSPR Shares. If on the twelve (12) month anniversary of issuance of the MSPR Shares, the twenty (20) trading day trailing average closing share price is below $10, then Assignor will be issued additional MSPR Shares, and/or receive adequate replacement consideration satisfactory to Assignor to achieve a total market value of not less than $10,000,000 (the “True-Up”). If the True-Up would require the issuance of more than 19.99% of the total outstanding MSPR Shares, then in that event, Assignor shall receive up to 19.99% of MSPR Shares and the remaining value of the True-Up shall be paid in cash; or,

(ii)

If the BCA is not completed by June 30, 2022, or if Assignee is otherwise unable for any reason by June 30, 2022 to issue MSPR Shares, or private placement shares with registration rights, as provided in subsection (i) above, then Assignee shall pay Assignor $10,000,000 (Ten Million Dollars) in cash that must be paid and received by not later than December 31, 2022; and

(b) 2.5% of all Net Proceeds (as defined below) from the Assigned Past Claims, payable with respect to each calendar quarter on not later than the fifteenth (15th) day following such calendar quarter, subject to regular reporting required by Section 2.2.2 and quarterly reconciliation and paid, at Assignee’s election, in the form of the (i) cash or (ii) cash equivalent in MSPR Shares at the fair market value (closing price) of the last day of each calendar quarter (the “Net Proceeds Payment”). In no event will Assignor be issued MSPR Shares that constitute more than 19.99% of the total outstanding MSPR Shares.

The “Net Proceeds” of any Assigned Claim is defined as the gross amount recovered or received by Assignee with respect to such Assigned Claim, minus any reasonable costs directly traceable to such Assigned Claim(s) for which recovery was made. Any reasonable attorneys’ fees that may be recovered pursuant to a fee shifting statute, or awarded by a court pursuant to a multi-district litigation and/or a class action or any other mass tort litigation or from a total settlement award and/or the defendant agrees to a negotiated fee award by settlement or otherwise, will not be deducted from the gross amount recovered nor affect Assignor’s share of Net Proceeds.

[3]	MSPR means the entity resulting from the business combination, which is expected to trade on the Nasdaq stock exchange under the symbol MSPR.

Example:

•	Assignee recovers $12,000 and incurs $500 in costs with respect to an Assigned Claim.

•	Net Proceeds for such Assigned Claims = $11,500

•	Assignor receives 2.5% of $11,500 = $230 (payable in cash or stock, at Assignee’s election)

•	Assignee receives 97.5% of $11,500 = $11,270

3.2

Future Claims. Upon each monthly transfer of Future Claims data, which constitutes Assignor’s affirmative election to assign all Claims arising from said claims data and shall constitute Assigned Claims, Assignor shall earn a pro rata amount of the Section 3.2(a) Future Claims Consideration and Assignee shall pay to Assignor with respect to those Assigned Future Claims as follows:

(a)

Future Claims Consideration. $10,000,000 (Ten Million Dollars) payable in the form of the cash-equivalent in MSPR Shares at the fair market value (closing price) on the same date of the Section 3.1(a)(ii) True Up or as provided in Section 3.1(a)(ii) with the understanding that on the date of the True Up Assignor will receive both: a) the True Up difference to ensure a total market value of not less than $10 million dollars received for the Assigned Past Claims as provided in Section 3.1(a)(ii); and, b) an additional $10 million in MSPR Shares as consideration for the Future Claims (the “Future Claims Consideration”) to ensure that Assignor receives a total consideration for the combined Past Claims and Future Claims of not less than $20 million dollars in total market value of MSPR Shares. In the event that either the True Up or the Future Claims Consideration, either individually or collectively, shall require issuance of more than 19.99% of the total outstanding MSPR Shares, then in that event, Assignor shall receive up to 19.99% of MSPR Shares and the remaining value of the True-Up and the Future Claims Consideration shall be paid in cash; and

(b)

2.5% of all Net Proceeds from all Future Claims, payable with respect to each calendar quarter on not later than the tenth (10th) day following such calendar quarter, subject to regular reporting required by Section 2.2.2 and quarterly reconciliation and paid, at the election of Assignee, in the form of (i) cash or (ii) the cash-equivalent in MSPR Shares at the fair market value (closing price) of the last day of each calendar quarter (the “Net Proceeds Payment”). In no event will Assignor be issued MSPR Shares that constitute more than 19.99% of the total outstanding MSPR Shares.

3.3	Acquired Claims. With respect to the Acquired Claims, MSP Recovery and Assignor agree that the following terms are generally acceptable:

(a)

Consideration for assignment of such Acquired Claims shall be increased proportionately to the value agreed for Future Claims, based on the ratio of $10,000,000 for $2.6 billion of gross revenue, which is 0.40% of total capitated revenue for the last 3 years for the acquired entity’s retrospective and prospective Claims, payable in MSPR Shares as provided in Section 3.1(b) issued on the date of assignment of the Acquired Assigned Claims. If the issuance of such MSPR Shares is greater than 19.99% of the total outstanding MSPR Shares, then in that event, Assignor shall receive up to 19.99% of MSPR Shares and the remaining value will be paid in cash; and,

(b)

2.5% of all Net Proceeds from the assigned Acquired Claims, payable with respect to each calendar quarter on not later than the tenth (10th) day following such calendar quarter, subject to regular reporting required by Section 2.2.2 and quarterly reconciliation and paid, at the election of Assignee, in the form of (i) cash or (ii) the cash-equivalent in MSPR Shares at the fair market value (closing price) of the last day of each calendar quarter. In no event will Assignor be issued MSPR Shares that constitute more than 19.99% of the MSPR Shares.

(c)

However, the Parties agree the actual terms and conditions for Acquired Claims, if any, are subject to a separate agreement or agreements to be negotiated and neither party is obligated to enter into this arrangement on Acquired Claims on these terms.

3.4	No Liability.

Assignor will not be liable to Assignee for any costs, expense, or attorney fees incurred or the value of any Assigned Claim nor for Assignee’s failure to recover on any Assigned Claim, and other than the deferred compensation stated above, Assignee will not be liable to Assignor for the costs, expense, or attorney fees incurred or the value of any Assigned Claim nor for Assignee’s failure to recover on any Assigned Claim.

3.5	Costs.

All reasonable costs directly incurred by Assignee in pursuing the Assigned Claims will be deducted from gross proceeds in determining Net Proceeds and shall include only those reasonable and necessary costs directly incurred in the recovery including, but are not limited to, filing fees, witness fees, consultant fees, deposition fees, court reporter fees, photocopy charges, and expenses reasonably and directly related and necessary for the investigation, pursuit, and recovery of the Assigned Claims. Assignee will pay all costs in pursuing each Assigned Claim. Assignee will hold Assignor harmless from all costs and expenses incurred by Assignee, however, in the event of a settlement and/or recovery of a judgment amount, Assignee shall seek court approval to recover its costs from third parties if practicable, in its sole discretion. To the extent that costs are recovered from a third party, such recovered Costs shall not be deducted in determining Net Proceeds with respect to such Assigned Claim.

3.6	MSPR Shares.

Notwithstanding anything to the contrary in this Agreement, it is understood and agreed that in order to satisfy any obligation to deliver MSPR Shares under this Agreement, Assignee shall have the option of issuing registered MSPR Shares or private placement shares with registration rights, but in no event shall any MSPR Shares issued hereunder be both unregistered and not subject to registration rights.

ARTICLE IV

Assignee Deliverables

4.1	Recoveries, Settlements, Closing Statement.

Upon the conclusion of the recovery process with regard to an Assigned Claim, Assignee shall provide Assignor a closing statement reflecting the total amount of recovery and itemizing all costs and expenses related to that Assigned Claim. Assignee shall retain a copy of a closing statement for six (6) years after execution of such closing statement, and during such period, Assignor may inspect these documents at reasonable times and upon reasonable notice.

ARTICLE V

Representations of the Parties

5.1.	Representations, Warranties, and Covenants.

(a)	General Warranties of Both Parties.

Each Party represents and warrants as follows:

i.	The representations and warranties of each of the Parties are true and correct in all respects as of the date of this Agreement;

ii.	Each Party is duly organized and existing and is in good standing in its state of domicile;

iii.	Each Party is duly qualified to do business and is in good standing under the laws of any jurisdiction where the conduct of its business requires it to be so qualified;

iv.	Each Party possesses any and all licenses and/or governmental approvals required to perform its respective business;

v.	Each Party’s execution, delivery, and performance of this Agreement and the performance of all obligations thereunder has been duly authorized by all appropriate corporate action;

vi.

This Agreement has been duly executed and delivered by duly authorized officers of each party and therefore constitutes valid, binding, and enforceable obligations as to each Party enforceable one as against each other;

vii.	Each Party shall at all times comply with all applicable law and regulations in the performance of this Agreement;

viii.	These general warranties of both Parties, as well as Assignor’s representations and warranties, shall survive the execution of this Agreement.

(b)	Assignor’s Representations and Warranties.

Assignor acknowledges that, in order for Assignee to pursue the recovery of the Assigned Claims and to obtain the full benefit of this Agreement, Assignee must receive full legal right, title, standing, and interest in the Assigned Claims which are the subject of this Agreement. Assignor hereby represents and warrants that, as of the date of this Agreement’s execution, Assignor possesses full legal right, title, standing, and interest in the Assigned Claims being assigned. Further, Assignor represents and warrants as follows, and acknowledges that Assignor’s representations and warranties are a material inducement for Assignee entering into this Agreement:

i.

Neither the execution, delivery, nor performance of this Agreement will conflict with or violate Assignor’s governing corporate documents or conflicts with or violates any other agreement, license, contract, instrument, or other commitment or arrangement to which Assignor is bound.

ii.	Assignor holds and possesses all rights, authorizations, title, interest in, and ownership of the Assigned Claims, free and clear of all liens and encumbrances.

iii.

Assignor has no knowledge of any nonpublic lawsuit, judicial, or administrative action, suit, investigation, or proceeding of any kind that is pending threatened, in any court or before any governmental or regulatory authority which would (a) prevent the carrying out of the Assignment of the Assigned Claims; (b) declare this Agreement or the Assignment of the Assigned Claims to be unlawful; (c) cause the rescission of this Agreement; or (d) have a material adverse effect upon this Agreement or the Assignment of the Assigned Claims.

iv.

Assignor has either made payment on, or has assumed full risk, obligation, and responsibility for the payment of, the healthcare claims for and on behalf of the enrollee members that are the subject of the Assigned Claims, and has not received full or partial reimbursement for said payments from any source unless otherwise disclosed to Assignee or MSP Recovery by Assignor.

v.	Assignor has the legal right to assign Claims for services provided by its controlled affiliate network providers.

vi.	Assignor does not have any contract or agreement with any subrogation or cost recovery vendor and no subrogation claims are currently being pursued.

vii.	Assignor has advised any and all subrogation vendors that the recovery rights relating to the Assigned Claims belong to Assignee.

viii.

Assignor understands that the offer and sale hereunder for MSPR Shares has not been registered under any U.S. federal or state securities laws. Assignor is a sophisticated institution capable of making an investment decision in the MSPR Shares and is legally eligible to do so, and Assignor has done all due diligence satisfactory to it in order to make an investment decision.

(c)	Assignor’s Covenants.

i.

The MSP Common Stock will be acquired by Assignor (or its designee, if applicable) for investment only, for its own account and not as a nominee or agent and not with a view to the sale or distribution but Assignor may trade the shares in its discretion and is not obligated to hold the shares for longer than the agreed upon 12-month lock-up period.

ii.

Assignor will enter into a twelve-month stock restriction agreement for the $10,000,000 in MSPR Shares received as consideration for the Assigned Past Claims only, the MSPR Shares received as consideration for the Future Claims, Acquired Claims and Net Proceeds shall be fully registered and tradeable upon issuance without restriction.

iii.	Assignor agrees that it shall at all times comply with all applicable law and regulations in the performance of this Agreement and the transactions contemplated hereby.

iv.	Assignor will assign and transfer all rights, authorizations, title, interest in, and ownership of the Future Assigned Claims, free and clear of all known liens and encumbrances.

v.

Assignor will provide to Assignee or its service provider, including MSP Recovery, with the Initial Data Transfer. Following the Initial Data Transfer, Assignor will provide (a) ongoing data transfers of any updated claims data for the Assigned Claims at intervals of no less than 90 days, and (b) within 10 (ten) days following the end of each month, data transfers of all claims data for the Future Assigned Claims (e.g., January 2022 claims data within the first ten days of February 2022).

vi.

Assignor will cooperate with Assignee and deliver to Assignee or its service provider, including MSP Recovery, all information reasonably relating to the Assigned Claims in its possession and control, including, but not limited to, all Claims Documents, to enable Assignee to pursue and recover the Assigned Claims.

(d)	Assignee’s Covenants.

i.	MSP Recovery hereby covenants that it will issue either registered MSPR Shares or private placement shares with registration rights.

ii.

Assignee, through itself or its parent entity and/or affiliated entities, will have the ability and liquidity to pay the $10 million in cash consideration as required by Section 3.1(a)(ii) and the $10 million in cash consideration as required by Section 3.2(a) in the event of the failure to close the BCA by June 30, 2022 or the other inability to issue the Section 3.1(a) MSPR Shares by June 30, 2022.

iii.	Assignee hereto agrees that it shall at all times comply with all applicable law and regulations in the performance of this Agreement and the transactions contemplated hereby.

iv.

Prior to closing the BCA, MSP Recovery will use commercially reasonable efforts to obtain all approvals necessary for issuance of the MSP Common Stock pursuant to this Agreement, in accordance with all applicable laws.

ARTICLE VI

Client Cooperation

6.1	Assignor Cooperation.

Assignor agrees to promptly execute and deliver all further instruments, documents, and affidavits, and take any and all further action, that may be necessary or appropriate, or that Assignee may reasonably request in order to (i) confirm, perfect, and protect the Assignment of all right, title, and interest in and to the Assigned Claims in accordance with this Agreement, and (ii) cooperate with Assignee in its efforts to pursue reimbursements and recoveries on the Assigned Claims or otherwise enable Assignee to exercise and enforce any of its rights and remedies related to the Assigned Claims. Should Assignee pursue the recovery of the Assigned Claims by instituting litigation, Assignor may be served with subpoenas seeking the production of documents and/or deposition testimony. Assignor’s agreement to cooperate includes complying with any such subpoenas which it may receive in the future and requests related thereto. This provision shall survive the execution of this Agreement and Assignment of the Assigned Claims and any election by Assignor in the future to cease further data transfers.

ARTICLE VII

Miscellaneous

7.1.	Reports and Audits.

Assignor shall provide a monthly report of all updated data related to the Assigned Claims and Assignee shall have the right to audit the status of any such Assigned Claims. Assignee shall provide Assignor with a detailed accounting of the Net Proceeds quarterly and shall provide Assignor with reasonable access to its and its subsidiaries and affiliates books and records to review the calculation and support for Net Proceeds and other compensation paid to Assignor hereunder.

7.2.	Confidentiality.

The Parties agree the terms and existence of this Agreement shall remain confidential and for a period of two (2) years thereafter the Parties shall keep all information and data surrounding the transactions contemplated herein in strictest confidence and shall not disclose any such information including the information received hereunder and the name and identity of Assignor to any third party without the others consent except as necessary to carry out the terms of the Agreement, enforce the terms of the Agreement, comply with SEC, NASDAQ and NYSE rules or to comply with legal process.

7.3.	Proprietary Information.

Recognizing the Parties’ proprietary interests in their respective business operations, the Parties each agree that any information or data relating to the business operations, systems, components, customers, prices, methods, plans, programs, contracts and agreements, or results exchanged by and between the Parties, and any other such documents and information identified by either party at any time during the course of the Agreement, shall remain confidential and collectively be referred to as “Trade Secrets”. Neither party will disclose any such Trade Secrets, except to an affiliate, related person, successor, or assignee and as may be necessary to carry out the terms of the Agreement.

7.4.	Assignment of This Agreement

Upon the consent of Assignor, which consent shall not be unreasonably withheld or denied, Assignee may assign this Agreement and the Assigned Claims, and any of its rights and obligations under this Agreement and the Assigned Claims to an affiliated or related entity controlled in whole or in part by Assignee, or to an entity with which it has engaged in a merger or acquisition, or an entity with whom it has entered a joint venture, or to designated series of any such entity(ies). Assignee will pursue the recovery and reimbursement of the Assigned Claims in its own name or in the name of its assignee. Any assignment by Assignee, however, shall not relieve Assignee of its obligations and responsibilities set forth in, and/or related to, this Agreement and any Business Associate Agreement. Any assignee of Assignee shall also be bound by the terms of this Agreement and any Business Associate Agreement.

Upon the consent of Assignee, which consent shall not be unreasonably withheld or denied, Assignor may assign this Agreement and all of its rights and obligations under this Agreement to a purchaser for value of substantially all of the assets of Assignor. For the avoidance of doubt, a merger of Assignor with a third-party following which Assignor is the surviving entity, and this Agreement continues to be the property of Assignor after the merger, shall not constitute an assignment or require Assignee consent.

7.5.	Indemnification.

Assignor will indemnify Assignee in connection with any allegation that any Assigned Claim(s), are or may be owed to any of Assignor’s network providers or health plans, or subrogation or recovery audit contractors, and/or any other entity with whom Assignor may have an Agreement. Assignee with indemnify Assignor for any and all losses, damages, liabilities, penalties, and claims that may be brought by any third party against Assignor as the result of the act or omission of Assignee or Assignee’s agents, employees, contractors or assigns.

7.6.	Governing Law and Venue.

This Agreement shall be interpreted and enforced in accordance with the laws of the State of Florida, without regard to any conflict of laws principles that would apply any laws other than those of the State of Florida. Any action, whether in law or in equity must be commenced and maintained in federal or state court within Miami-Dade County, Florida.

7.7.	Severability.

Should any term(s) of this Agreement be deemed unenforceable, all other terms shall survive and remain in full force and effect. This includes any and all financial terms, rulings, and/or other findings of CMS, Agency for Health Care Administration, or of a court of competent jurisdiction.

7.8.	Entire Agreement.

This Agreement, along with the Assignment and any Business Associate Agreement, sets forth the entire agreement of the Parties. The Parties agree that this Agreement has been drafted by both Parties and will not be construed against or in favor of one party or the other.

7.9.	Attorneys’ Fees.

In the event of any controversy arising under or relating to the interpretation or implementation of this Agreement or any breach thereof, the prevailing party shall be entitled to payment for all costs and reasonable attorneys’ fees (both trial and appellate) incurred in connection therewith.

7.10.	Waiver.

A waiver by any party of any of the terms of this Agreement shall not be construed as a general waiver by the party and the party is free to reinstate any such term or condition, with or without notice to the other.

7.11.	Amendment.

All amendments to this Agreement must be in a written instrument signed by the Parties.

7.12.	Notice.

All notices and other communications required or permitted hereunder or convenient in connection herewith shall be in writing and shall be deemed to have been given when mailed via certified mail, return receipt requested, or sent via electronic delivery as follows:

If to:	MSP Recovery, LLC	If to:	Cano Health, LLC
	2701 S. Le Jeune Road, 10th Floor		9725 NW 117th Avenue, Suite 200
	Coral Gables, FL 33134		Medley, FL 33178
	Attn: Roberto Lizama		Attn: Legal Department/David Armstrong
	Phone: 305-614-2222		Phone: (561) 403-9908
	Email: RLizama@msprecovery.com		Email: David.armstrong@canohealth.com

or to such other names and addresses as the Parties may designate by notice to the other party hereto in the manner specified in this Section.

7.13.	Termination Provision.

Either party may terminate this Agreement without cause by providing ten (10) days prior written notice to the other party. In the event either party terminates the Agreement, said termination shall be effective on a prospective basis only and shall not affect or revoke any Claims already assigned to Assignee by virtue of claims data transferred prior to the effective date of termination. Upon termination, neither party shall have any further obligation hereunder except for (i) rights and obligations arising from Assigned Claims accruing prior to the date of termination including Net Proceeds, (ii) all covenants, obligations, promises, or representations and warranties contained herein including, without limitation, obligations related to recoveries collected or may be collected and owed to Assignor and applicable indemnification obligations; and (iii) Assignee’s obligation to pay $10 million for the Assigned Past Claims under Section 3.1(a) and (b).

7.14.	Dispute Resolution.

All claims, disputes, or controversies arising out of, or in connection with, or in relation to this Agreement, shall initially be submitted to non-binding mediation in Miami-Dade County Florida, the Parties to share equally in the costs of mediation. If a dispute has not been resolved within forty-five (45) days after the selection or designation of the mediator (the “Mediation Period”) the Parties shall have the right to pursue resolution of the dispute. Following expiration of the Mediation Period jurisdiction to settle any dispute shall reside exclusively in the state and federal courts in Miami-Dade County and the prevailing party shall be entitled to an award of its costs and reasonable attorney’s fees including Mediation fees.

7.15.	Rules of Construction.

The Parties agree and acknowledge that this is a negotiated agreement and that the rule of construction that any ambiguities are to be construed against the drafting party shall not apply.

[Signatures on the Following Page]

The Parties hereto have caused this Agreement to be executed and delivered as of the Effective Date.

CANO HEALTH, LLC		SERIES 17-03-569, a designated series of
a Florida limited liability company		MSP Recovery Claims, Series LLC
a Delaware series limited liability company

		By:	Series MRCS, its Manager

Sign:	/s/ Marlow Hernandez	Sign:	/s/ Frank Quesada
Print:	Marlow Hernandez	Print:	Frank Quesada
Title:	CEO	Title:	Authorized Rep

Date:	Dec 31, 2021 | 11:57 AM PST	Date:	Dec 31, 2021 | 3:23 PM PST

MSP RECOVERY, LLC
a Florida limited liability company

Sign:	/s/ John H. Ruiz
Print:	John H. Ruiz
Title:	President

Date:	Dec 31, 2021 | 3:06 PM PST